EXHIBIT 1
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For Immediate Release                                           17 November 2004


                              WPP GROUP PLC ("WPP")

               Landor to acquire Lewis Kahn Staniford in Australia

WPP announces that its wholly-owned operating company, Landor Associates ("Landor"), has acquired 100% of the issued share capital Lewis Kahn Staniford Pty Limited ("LKS"), a leading Australian branding and design consultancy. LKS specializes in brand consulting and design for consumer packaging, environmental and corporate identity.

Founded in 1979 and based in Sydney, LKS employs approximately 45 people and had unaudited revenues of A$8.1 million for the year ended 31 December 2003 and net assets of A$1.3 million as of this date. Clients include Philip Morris, Nestle, Diageo, Goodman Fieder, Smiths Snackfoods and Yates.

This acquisition reinforces WPP's comprehensive communications services offer and continues its strategy of developing networks in important markets and sectors.

For further information please contact:
Feona McEwan, WPP       44-20 7408 2204
www.wpp.com

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